Mail Stop 04-09
						March 15, 2005

Shawn Erikson
Bangla Property Management, Inc.
3540 Albert Street
Regina, Saskatchewan, Canada  S4S 3P5


Re:	Bangla Property Management, Inc.
	14A Proxy Statement
	Filed on February 25, 2005
	File No. 0-50637

Dear Mr. Erikson:

      This is to advise you that with respect to our review of the above proxy statement we have the following additional comments:

General

1. We note your response to comment 1 and the reference to your reliance on Section 4(2) of the Securities Act. Please supplementally advise us of the number of persons that will receive your shares in the transaction and the number of such persons that are "accredited investors" as defined in Rule 501 of the Securities
Act.

2. We note your response to comment 4 and your reference to Section
3.03(b) of the merger agreement. Please disclose in the proxy your intent to dispose of the current operations of the company following the merger and the current status of the disposition. In addition, please supplementally tell us whether you intend to register the spin-off. Refer to Staff Legal Bulletin No. 4 (September 16,
1997).
We may have further comment.

Selected Financial Information

3. We note your response to comment 4. Please supplementally provide additional detail with respect to your determination that pro forma financial statements for the combined companies are not required because you have no continuing operations. Please specifically reference the applicable provisions of Regulation S-B of the Securities Act and/or other accounting literature. In addition, please supplementally advise us whether there are any agreements, other than the covenant in the merger agreement, relating to the spin-off or sale of the Canada subsidiary.

	If you have any questions, please call Michael McTiernan at
(202) 824-5445.

						Sincerely,



						Owen Pinkerton
						Senior Counsel
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